EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
The Boeing Company and Subsidiaries
(Dollars in millions)

	Years ended December 31,
	2017	2016	2015	2014	2013
Earnings before income taxes	$10,047	$5,568	$7,155	$7,137	$6,232
Fixed charges excluding capitalized interest	486	422	391	455	514
Amortization of previously capitalized interest	98	94	90	72	74
Net adjustment for earnings from affiliates	14	11	(34)	7	13
Earnings available for fixed charges	$10,645	$6,095	$7,602	$7,671	$6,833
Fixed charges:
Interest and debt expense(1)	$430	$365	$339	$402	$461
Interest capitalized during the period	110	170	158	102	87
Rentals deemed representative of an interest factor	56	57	52	53	53
Total fixed charges	$596	$592	$549	$557	$601
Ratio of earnings to fixed charges	17.9	10.3	13.8	13.8	11.4

(1)	Amount does not include tax-related interest expense which is reported as a component of Income tax expense in our Consolidated Statements of Operations.